May 4, 2017
Via EDGAR
Jerard Gibson
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Registration Statements on Form S-3 (File Nos. 333-217288 and 333-217289)
of Basic Energy Services, Inc.
Dear Mr. Gibson:
This letter sets forth the response of Basic Energy Services, Inc. (the “Company”) to the oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by telephone conversation on April 27, 2017 with respect to the Company’s Registration Statements on Form S-3 (File Nos. 333-217288 and 333-217289). The Company respectfully acknowledges the Staff’s request for an analysis of the Company’s consideration of Article 11 of Regulation S-X in light of its recent emergence from Chapter 11 bankruptcy and application of fresh start accounting.
We respectfully believe that our presented financial information for fiscal year 2016 provides useful information by helping investors to understand our operations during the year, including the adoption of fresh start accounting after our emergence from Chapter 11 bankruptcy.
Article 11 of Regulation S-X does not require a registrant to provide pro forma information when it emerges from Chapter 11. Our Chapter 11 process was brief, with a Chapter 11 filing on October 25, 2016 and emergence on December 23, 2016. We adopted a convenience period of December 31, 2016, and as such, the operations of the entire fiscal year 2016 were captured in our predecessor financials. Accordingly, no combined predecessor and successor information for operations was presented for fiscal year 2016. All corresponding adjustments made as part of the fresh start accounting process were presented in detail in Notes 3 and 4 to the financial statements included in our Form 10-K for the year ended December 31, 2016 (the “Form 10-K”).
We believe that our presentation provides transparent disclosure to investors regarding the fresh start accounting and reporting process. In both the Form 10-K and the Form 10-Q for the quarter ended March 31, 2017, we highlight that successor and predecessor periods are not comparable. The effect of the fresh start adjustments can be easily understood by investors taking into account disclosures that are already included in our financial statements, including the reduction in senior notes and long-lived assets. As indicated in the notes to the financial statements, we acknowledge that the successor period and predecessor periods are distinct reporting periods. In future filings with financial statements, we will continue to highlight that the predecessor and successor periods are not comparable.
Should you have any additional questions, please do not hesitate to call me at (817) 334-4100 or David Buck at Andrews Kurth Kenyon LLP at (713) 220-4301.

Sincerely,
Basic Energy Services, Inc.

By:     /s/ Alan Krenek
Alan Krenek
Senior Vice President, Chief Financial Officer,     Treasurer and Secretary